UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-40370

BITFARMS LTD.

(Exact Name of Registrant as Specified in Its Charter)

110 Yonge Street, Suite 1601, Toronto, Ontario, Canada M5C 1T4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐           Form 40-F ☒

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On January 29, 2024, the Registrant filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval (SEDAR) a press release, a copy of which is attached hereto as Exhibit 99.1, and which is incorporated herein by reference.

See the Exhibits listed below.

Exhibits

Exhibit No.	Description

99.1	Press release dated January 29, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BITFARMS LTD.

By:	/s/ L. Geoffrey Morphy
	Name:	L. Geoffrey Morphy
	Title:	President and Chief Executive Officer

Date: January 29, 2024

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